UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
Publicly-held company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001-93
Corporate Registry ID (NIRE) 353.001.861-33

EXCERPT FROM THE MINUTES TO THE 103rd BOARD OF DIRECTORS MEETING HELD ON
AUGUST 1, 2007

1. DATE, TIME AND PLACE: On August 1, 2007, at 2 pm, at the headquarters of Companhia Paulista de Força e Luz, located at Rodovia Campinas Mogi-Mirim, Km 2,5, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was summoned pursuant to the provisions of Paragraph 2, Article 18 of the Company’s Bylaws.

3. ATTENDANCE: All the members of the Board of Directors attended the meeting. The Executive Officers of CPFL Energia S.A. (“CPFL Energia” or “Company”) were also present.

4. PRESIDING BOARD: Chairman - Luiz Anibal de Lima Fernandes, and Secretary - Gisélia Silva.

5. AGENDA AND RESOLUTIONS TAKEN:

After the reading of the agenda was waived, since all the attending members were aware of its content, it was resolved that the minutes of this meeting would be drawn up in the summary format, with the right to present pronouncements and dissents that will be filed at the Company’s headquarters.

After the preliminary clarifications, the Chairman of the Board informed to the attending members that the votes of the Board Members appointed by the controlling shareholders shall be computed pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002 and November 05, 2003.

After the examination and discussion of the matters of the Agenda, the following resolutions were taken by unanimous vote and with no restrictions:

(i)	Information on the Working Plan of the Board of Directors’ Assistance Committee for July 2007;

(ii)	Information on the Report of the CEO;

(iii)	Approval of the minutes of the 101st and 102nd Board of Directors Meetings, respectively held on June 27 and July 4, 2007;

(iv)
(iv.i) Approval, pursuant to item “z” of Article 18 of the Company’s Bylaws and to the provisions of Authorizing Resolution no. 941 of the Brazilian Electricity Regulatory Agency - ANEEL, dated June 5, 2007, of the execution, by CPFL Energia, as indirect controlling shareholder, of the Addenda to the Concession Agreements of the controlled companies Companhia Paulista de Energia Elétrica (“CPEE”) (no. 18/99 – Distribution and no. 10/99 – Generation), Companhia Sul Paulista de Energia (“CSPE”) (no. 19/99 – Distribution), Companhia Jaguari de Energia (“CJE”) (no. 15/99 – Distribution and no. 09/99 – Generation) and Companhia Luz e Força de Mococa (“CLFM”) (no. 17/99), which purpose is the formalization of the transfer of the indirect share control of these companies, of CMS Eletric & Gas, L.L.C. (“CMS Eletric & Gas”) to Perácio Participações S.A. (“Perácio”) and to CPFL Energia;

(iv.ii) Recommendation of the affirmative vote to the approval of the Addenda to the Concession Agreements described in item (iv.i) above by the management bodies of the controlled companies CMS Energy Brasil S.A. (“CMS Energy”) (Executive Board Resolution no. 2007001), Perácio Participações S.A. (“Perácio”) (Executive Board Resolution no. 2007002), CPEE (Executive Board Resolution no. 2007001), CSPE (Executive Board Resolution no. 2007001), CJE (Executive Board Resolution no. 2007001) and CLFM (Executive Board Resolution no. 2007001);

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CPFL ENERGIA S.A.
Publicly-held company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001-93
Corporate Registry ID (NIRE) 353.001.861-33

(v)
(v.i) Approval, pursuant to item “v”, Article 18 and Articles 31 and 32 of the Bylaws and to the conditions set forth in Executive Board Resolution no. 2007054, of the Interim Dividend declaration to the net income account ascertained on June 30, 2007, at the amount of eight hundred forty-two million, three hundred seventy-four thousand, eight hundred eighty-five reais and twenty-nine centavos (R$842,374,885.29), corresponding to R$1.755837558 per share, to be credited to the mandatory minimum dividend of the period, whose payment to the shareholders holding shares on August 14, 2007 shall occur at a date to be defined by the Executive Board during this year, according to the cash availability, considering that the shares shall be negotiated ex-dividend as of August 15, 2007;

(v.ii) Recommendation on the affirmative vote to the approval of the proposals of (a) Interim Dividend declaration, to the net income account ascertained on June 30, 2007, by the controlled companies Companhia Paulista de Força e Luz (“CPFL Paulista”) (Executive Board Resolution no. 2007080), Companhia Piratininga de Força e Luz (“CPFL Piratininga”) (Executive Board Resolution no. 2007064), CPFL Comercialização Brasil S.A. (“CPFL Brasil”) (Executive Board Resolution no. 2007038), CPFL Geração de Energia S.A. (“CPFL Geração”) (Executive Board Resolution no. 2007036), Rio Grande Energia S.A. (“RGE”) (Executive Board Resolution no. 20071402), CPFL Comercialização Cone Sul S.A. (“CPFL Cone Sul”) (Executive Board Resolution no. 2007007) and CPFL Sul Centrais Elétricas S.A. (“CPFL Sul Centrais Elétricas”) (Executive Board Resolution no. 2007006), and (b) Profit Distribution, to the net income account ascertained on June 30, 2007, by the controlled companies Clion Assessoria e Comercialização de Energia Elétrica Ltda. (“Clion”) (Executive Board Resolution no. 2007007) and CPFL Serra Ltda. (“CPFL Serra”) (Executive Board Resolution no. 2007008);

(vi)
Recommendation on the affirmative vote to the approval of the following matters by the members of the Board of Directors of the Controlled Companies: (a) Rollover of the Debentures Issued by Energética Barra Grande S.A. - CPFL GERAÇÃO and BAESA (Executive Board Resolution no. 2007027); (b) Contracting of Additional Infrastructure to Support the Operation of the New Commercial System-CCS (Tivit) and Contracting of Services for the Development of Functionalities in the Implementation of CCS with SAP - CPFL PAULISTA (Executive Board Resolution no. 2007082 and no. 2007083), CPFL PIRATININGA (Executive Board Resolution no. 2007066 and no. 2007067) and CPFL BRASIL (Executive Board Resolution no. 2007039 and no. 2007040); and (c) “Disposal of Energy to Related Parties” - CPFL BRASIL (Executive Board Resolution no. 2007041).

6. CLOSURE: There being no further business to transact, the meeting was concluded and these minutes drawn up, which were then read, approved and signed by all the attending Board Members and by the Secretary. Luiz Anibal de Lima Fernandes (Chairman), Cecília Mendes Garcez Siqueira, Francisco Caprino Neto, Otávio Carneiro de Rezende, Milton Luciano dos Santos, Martin Roberto Glogowsky, Ana Dolores Moura Carneiro de Novaes and Gisélia Silva (Secretary).

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CPFL ENERGIA S.A.
Publicly-held company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001-93
Corporate Registry ID (NIRE) 353.001.861-33

I certify that this is an Excerpt of the original instrument drawn up in the Company’s records.

Gisélia Silva
Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 09, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.